SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2009

MAGAL SECURITY SYSTEMS LTD.
(Name of Registrant)

P.O. Box 70, Industrial Zone, Yahud 56100 Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

This Report on Form 6-K is incorporated by reference into the Registrant’s Form S-8 Registration Statements File Nos. 333-96929 and 333-127340.

Magal Security Systems Ltd.

6-K Items

1.	Transcript of Investor Conference Call held July 13, 2009.

ITEM 1

Magal Security Systems Ltd.
Conference Call
July 13, 2009

Operator:	Ladies and gentlemen, thank you for standing by. Welcome to the Magal Security Systems fourth quarter 2008 results conference call. All participants are present in listen-only mode. Following management’s formal presentation, instructions will be given for the question and answer session. For operator assistance during the conference, please press star 0. As a reminder, this conference is being recorded on July 13, 2009. I would like to remind everyone that forward looking statements for the company’s business, financial condition, and results of its operations, are subject to risks and uncertainties which could cause actual results to differ materially from those contemplated. Such forward looking statements include, but are not limited to, product demand, pricing, marketing acceptance, changing economic conditions, risks in product and technology development, and the effect of the company’s accounting policies, as well as certain other risk factors which are detailed from time to time in the company’s filings with the various securities authorities. If you have not received a copy of today’s press release and would like to do so, please call Gelbart-Kahana Investor Relations, at 1-866-704-6710; or 972-3-607-4717. I would now like to hand over the call to Mr. Ehud Helft of GK Investor Relations. Mr. Helft, would you like to begin?

Ehud Helft:	Yes. Thank you, operator. Good morning to all of you. I would like to welcome all of you to the conference call, and thank Magal’s management for hosting this call. With us today on the call are, Mr. Yoav Stern, acting president and CEO; Mr. Zev Morgenstern, the CFO. Yoav will provide a brief opening summary, followed by Zev who will review and explain Magal’s financial results for 2008. Yoav will then elaborate further on the business environment. We will then open the call for the question and answer session. Please be aware that some of the financial figures discussed in this conference call will include some non-GAAP metrics, which the company believes better reflect the core performance of the ongoing business. Note that all GAAP numbers can be found in today’s press release. Zev will elaborate in a few minutes. And with that, I would like to hand over the call to Mr. Yoav Stern. Yoav, go ahead, please.

Yoav Stern:	Thank you very much, Ehud, and good day to everybody. The last six to eight months, maybe even nine months at Magal, have been very transitory, with big changes, and major events, all instigated from the inside, escorted by a market that’s not very friendly to all of us, but so be it. We had to do it, and we’re doing it. As a result of that, and we will speak about it later, we had a change in management, which started by the CEO replacement somewhere at the end of last year, continued with a replacement of the CFO, continued with an addition of a general manager to Israel, the replacement of a senior VP of marketing, replacement of a senior VP of R&D, and the replacement of a senior VP of operations. In parallel to that, there were extreme changes in strategy and some changes in geography that we will talk about later. All this led to us knowingly deciding somewhere around three to four months ago to delay our results, realizing that what we wanted to do this time is not leave any stone unturned, in order to prepare the company for the future, not only with new strategies and new management, but also with a financial status that is right for the operations we expect to see over the next few years. With the arrival of the new CFO, Zev, who you’ll hear from in a second, we took the position that we will file the results together with our 20-F annual statement, as required by the SEC, until latest, the 15th of July. And we will do it together, both the 20-F and the audited financial results together. That led us to do something that we are not used to, and not have the results issued somewhere around March, April as we used to. We feel that our decision was right. We know today that the financial results are really expressing the status of the company in the most accurate way, and we intend to get into next year trying to keep financial reporting in a way that is similar to an American filer, rather than a foreign filer, and we are a foreign filer. We would try to have the 20-F and the annual financial statements released similar to the 10-Qs of American, sorry, the 10-Ks of American companies, and we will try to release the quarters as we did in the past. We don’t file them, but we don’t have 10-Qs, but we do issue results similar to the time, at similar times to 10-Qs of American companies. The last thing before I let Zev speak, or last couple of things is, we will, as we mentioned before, not release the first quarter, because we’re already after the half year. We will release the half year results on or before the end of August. And so you will see six months results for 2009. You will later during the year also be able to see the first quarter, because we will finish it and release it, for comparison reasons. And again, next year, 2010, we, both for Q3 2009 and Q4, Q1 and 2, 2010, intend to go back to the quarterly results release. Before I let, again, Zev to speak, I have one thing that I want to draw your attention to. I’m sure the questions came to you when you looked at the third quarter results for 2008 at $70 million of revenue, fourth quarter it was about $29 million of revenue, and the total year had $70 million of revenue. It begs the question, how come this doesn’t count or sum up? The answer is actually at page 5 in your news release. You’ll see a condensed consolidated statement of the four quarters, and you’ll see the numbers of the first three quarters a bit different than what you saw in the Q3 financial news release last year. The reason is the change in certain accounting methods that Zev will speak about, which is to do with revenue recognition. But it does explain that if you have the first three quarters at $13, $11, $15 million dollars each, summarized to $40 million, and the last quarter is around $30 million, that makes it the $70 million. The difference is revenue that was not recognized this year and has a potential to be recognized in 2009 and forward, and Zev will speak about that. So that’s the key thing that could be seen. And without further ado, I’ll let Zev, please, follow up.

Zev Morgenstern:	Thank you, Yoav. 2008 was a year full of challenges. Fearing that the worldwide slowdown in the economy and reduced spending in the North American and European markets, I would like to summarize our full-year 2008 results and explain the changes in financial results compared with 2007. You may find the full break down of our results in the press release issued earlier today. Revenues for 2008 were $70.4 million, 2.8% less than 2007. The decrease is primarily attributable to the lower revenues generated by our Latin American subsidiary and a reduction in revenues in the United States. Revenues generated in Israel represented 17% of our total revenues; North America was 22%; Europe 19%; Africa 20%; Latin America 7%; and the rest of the world 15%. As Yoav mentioned, we generally recognized revenue paid on a percentage of completion method, as we have the ability to make reasonable dependable estimates of the extent of progress towards the completion of projects. However, for certain projects, when we cannot make reasonable dependable estimates, or its inherent hazards make estimates doubtful, we used the completed contract method. Under the completed contract method, billing and costs are accumulated on the balance sheet under cost incurred on long-term contracts, where the contract is in progress, but no revenue is recognized until the contract is completed or substantially completed. During 2008, we concluded that projects in Africa which are being managed by our European subsidiary acquired in September 2007, are not typical when compared to other projects in our business, and we identified interim hazards related to these projects, including a delay in payment from the customers. As a result, we chose to be conservative, and concluded that based on the difficulty of making reasonable and dependable estimates, in order to calculate a percentage of completion of these projects, we should apply the completed project method to these projects, and revise the results of the operation for the first three quarters of 2008.

Gross margin for the year totaled $21.2 million, 27% less than the $28.9 million reported last year. Gross margin was negatively affected by a number of factors. Among them we may mention the impact of the weakness of the U.S. dollar against the Israeli shekel during 2008 compared with 2007; the change in revenue mixed with an increase in large-scale integration projects with lower gross margins; and inventory write-offs of $2 million compared with $646,000 in 2007, following the cancelation of a project in Latin America, and a write-off of certain products and equipment in the company’s North American R&D and its manufacturing activities. In terms of ongoing operating expenses, net R&D expenses were $6.2 million, or 8.8% of revenues. Selling and marketing were $17.2 million, or 24.4% of revenues. And G&A expenses were $10.9 million, or 15.5% of revenue. Ongoing operating expenses increased by 36.1%, from $25.2 million in 2007 to $34.3 million in 2008. The increase in operating expenses is attributable to the appreciation of the shekel, the Israeli currency, against the U.S. dollar in 2008, which increased the U.S. dollar’s value of our shekel denominated expenses, for roughly 12.8%, and the consolidation of our new European subsidiaries, which got a full month of operation in 2007 compared to a full year of operation in 2008. In addition, as a result of an increase in our 2008 European subsidiary’s revenues, the amortization of customer-related intangible assets recorded in 2008 was higher than the amortization recorded in 2007. The increase in operating expenses in 2008 are further attributable to an increase in our doubtful accounts of approximately $1.3 million, as a result of the recent global economic downturn, which had an adverse effect on liquidity of some of our customers, and to an increase in sales commissions, due to a different mix of revenues reported in 2008 compared with 2007. During 2008, we also took a good-will and other intangible assets service charge of $12.9 million. Almost $1 million of this was an impairment charge we took with regard to the European subsidiary we acquired in September 2007. This amount comprised the goodwill impairment of $8.4 million and an impairment of $1.7 million related to customer related intangible assets. An additional impairment charge was of $2.4 million, writing down the goodwill of our newer subsidiaries. This impairment is attributable to a decrease in the operating activities, and the slowdown in the business of our U.S. subsidiary. In addition, we recorded an operating charge of $2.6 million for both the employment and termination benefits of senior employees who had recently resigned or retired; a $1.7 million charge was due to Magal’s former CEO, who resigned in November 2008, after 25 years of service. And the remaining $900,000 was for retirement benefits related to other former senior employees. Total operating expenses in 2008, including these two one-time operating charges of $15.5 million, totaled $49.7 million. Operating loss for 2008 was $28.6 million, compared with operating income of $2.8 million in 2007. Excluding the above one-time charges, the operating loss in 2008 was $13.1 million. Net loss for 2008 was $32.6 million or $3.14 for basic shares compared with net income of $1.9 million in 2007, or $0.18 per diluted share. We should bear in mind that the 2007 net income incorporates an income from discontinued operation of about $1.7 million. As of December 31, 2008, cash, cash equivalent, marketable securities and short-term bank deposits were $19 million. In addition we held $5.5 million in restricted and long-term cash deposits. Despite the net loss of $32.6 million in 2008, we had a net cash provided by operating activities in 2008 of $700,000, compared with net cash provided by operating activities of $9.9 million in 2007. Bear in mind that this figure incorporates roughly $900,000, which was offset from this figure from discontinued operations. So the total contribution from ongoing operating activities was actually $1.5 million. I would like to hand the call back to Mr. Yoav Stern to continue this conference call. Yoav?

Yoav Stern:	Thank you very much. The next chapter we’re going to have a little bit of discussion of business status. I’m trying now not to refer to 2008 at all. I will speak mostly about maybe about the last month of 2008 and especially the first two quarters of 2009. What we see is a very clear picture of a very slow year, at least very slow half a year, in Canada and the United States. If you want to compare it to historical years, while our first half of the year is always weaker than the second half a year, almost everywhere around the world, the difference here is much bigger. The last seven years of North America, which are seven years the company’s been in a similar size, we are down 22% compared to the average of the last seven years, and we are down 40% in the first half of the year, if you compare it to last year. Last year happened to be a strong first quarter. So between 20% to 40% reduction in the first half a year is definitely extreme.

Mexico is a funny country. Mexico and India are two, what I believe, two major markets, developing markets for our business, and strong markets. However there’s a very big difference between the two. Mexico is very erratic and tail heavy, and India is much more stable and ongoing on a quality basis, much more organized. The Mexican market is typical by having three quarters of almost no business and the last quarter of having most of the business of the year. That was the case in the last few years. Obviously, you remember that last year the company had announced a big project that was canceled at the end, but also that project was in the fourth quarter of the year. So this year is no different. We will know within the next quarter if we are going to have a very strong year in Mexico or very, very weak year in Mexico. The prognosis, the way it looks, is that three very, very large projects, or maybe four projects that may make it a very good year, but the flu they had there, which the effect was more than in the rest of the world, actually held things back for at least eight to 12 weeks. So we’re waiting. As much as our European markets, U.K. is in a good shape and Central Europe is seeing a slowdown similar to North America. However, the numbers in Europe, U.K. and Central Europe are small numbers in comparison to the rest of the company so that the effect is not as huge. So that leaves us with what we’re doing in Israel from Magal. And Magal in Israel, rather than Senstar which is the name of the rest of our operations, is mostly in the project business. And the project business from Israel is actually having a not-so-bad year at all. The projects we’re doing from Israel, which is basically in the following areas. It’s Eastern Europe, Africa, Southeast Asia, one or two in North America, and that’s about, and some Australia. So actually, that’s about it. Mostly, oh, sorry, India, of course. Those are the markets that we do projects, and we have, if you remember, we released $8.5 million of new backlog that we had during the month of May, which is a very strong May, which leads us to today, probably one of the largest backlogs the company ever had in projects. And when I say backlog, again, just to make it clear, it’s signed contracts that were not executed yet. So if we have a large backlog today, and expect it to be executed for the rest of the year and maybe even spilling into 2010, that’s the meaning of backlog. So not a bad year at all. And it’s about half of the business of the company. However, margin behavior is very different. Because when we talk about projects which having not a bad year, we’re talking about low margin business. All the rest of the markets I spoke with you about, that includes Canada, United States, even Mexico, for sure the European markets, are mostly sales of products or what we call in the 20F, for reflow, which is products and very small projects, it’s almost like products and product installations. That area has much higher gross margins, and that area is the area that’s very weak this year. So if you’ll end up looking at this year, and we’ll end up with a top line actually being compensated, the strong compensating the weak. However in the margin line, the strong is a weak margin, and the weak is actually a large margin, so we have an issue with margins. That leads me to the next subject, which is expense reduction. Because of what you just heard from me, and we have seen it earlier in the year, somewhere in December, we started to see it, November or December, I already saw what is happening, we decided to go on an expense cutting campaign which included very extreme steps. First of all, we merged our North American subsidiaries. The U.S. subsidiary operations, marketing manufacturing and R&D, were merged into the Canadian operations. We closed operations in California, and we’re moving, we moved everybody to Washington, which is a much smaller and less expensive, more efficient location. In Israel we reduced 10% of the work force, reduced the rest of the workforce 10% of their salary, close to 10%, 8.5%. In Canada, we’re doing the same thing right now. Both reductions, similar reduction in work force and similar reduction in salaries. So all in all, if you look at what we achieved and that took obviously three, four months, especially because of the geographical moves, so all in all, we saved on an annual basis about $3.4 million. Now, that’s a major number, because if you look at the company, let’s say our company is a $70-$80 million revenue base, and let’s say if we are running our business well, we should bring $7 to $9 million to the EBITDA level, if we managed to cut within the last six months, $3.4 million run rate on an annual basis, we increased our EBITDA by 50%. And that’s a major change. Obviously, this year we will not see a reflection of all of it because we just, we’re still in the process. So I hope to see two quarters of it kicking in. And that hopefully will balance this year margin squeeze up, plus I want to tell you, I believe that the overhead of the company still has enough fat in it to squeeze out moving forward. And in a funny way, when you have turnaround like this and in tough years like this, you, if you do the things right, you get out of it much more leaner, meaner, and efficient. I wouldn’t expand more than that, because it will make the call be too long, but if you want to ask questions about technology and new products, M&A activity, which is intensive, marketing, new marketing positions, please ask in the Q&A session, and we’ll be happy to answer. At this point, I would like to call for the operator to start the Q&A session.

Operator :	Thank you. Ladies and gentlemen, at this time we will begin the question and answer session. If you have a question, please press star 1. If you wish to cancel your request, please press star 2. If you are using speaker equipment, kindly lift the handset before pressing the numbers. Your questions will be polled in the order they are received. Please stand by while we poll for your questions. I repeat, if you have a question, please press star 1.

The first question is from Kenneth Liddey of Wells Fargo. Please go ahead.

Kenneth Liddey:	Good morning. Could you talk a little bit about how large your backlog is?

Yoav Stern:	Well, the backlog is obviously larger than $8.5 million. And because that was only the new business that we brought in May. And we don’t release backlog numbers for, especially for competitive reasons. But it’s a backlog that if we complete it all this year, we will have not a bad year at all, even if we don’t bring new business at all. But we will bring new business still. We have six months. From the other side, backlog have a tendency to, you know, to spread over more than six months sometimes. So that’s what I can give you. It’s enough that I’ll tell you that it’s a bigger backlog than we had in the beginning of the year, and the beginning of the year, we had not a bad backlog also. And it’s bigger than most of the five, last five years’ backlogs.

Kenneth Liddey:	And as far as margin improvement, do you expect that the second half of 2009 and into 2010?

Yoav Stern:	I actually don't expect margin improvement. If you are talking, asking me about margin improvement on the overall company, or are speaking margin improvement per product or per project? What are you asking exactly?

Kenneth Liddey:	Basically, from the reductions that you made in overhead earlier this year.

Yoav Stern:	Oh, okay. This is not gross margin improvement, that’s improvement of the, yeah, net margin. The answer, I understand your question. I’m sorry. The answer is, there is the effect of the expense cuts are, I would say, 70%, 80% are already in effect starting in the month of June. And the rest will be done during the next two, three weeks. So during, let’s say, the last five months of the year, five and a half months of the year, there will be a full effect of those cuts. So if you take $3.2, $3.4 million on an annual basis, on a semiannual, you save half of it. And it will start next month. It’s already actually in effect for a month and a half.

Kenneth Liddey:	What types of projects are you bidding on in Mexico? Are they similar to the previous business that was booked and then canceled?

Yoav Stern:	No. The businesses that were canceled are very, very different than what we are bidding. We're bidding now on businesses, on projects that are very typical infrastructure, security and safety, strategic locations, command and control. Very, very different. It’s about three projects right now, two that are very close to, supposedly very close to signing. We don’t, again, until it’s signed it’s not signed. And a couple of others. They’re all around what Mexico is trying to do on the, with their war with drugs and what they, you know, Mexico built their own homeland security office. And it’s all initiative that’s coming from there. It’s different than last year’s project that was cancelled. But I must tell you, Kenneth, that the project that was cancelled last year, more of these kind will be coming up. That’s what we see. But it takes longer to execute them, to execute the tender, etcetera, because it’s going through cities and the budget. You have three more loops to go through until it gets to the bottom line.

Kenneth Liddey:	And you look at Mexico as one that makes great progress as far as regions of the world?

Yoav Stern:	Yeah. I believe that the two regions of the world that are what I will call emerging markets, if you wish to compare to the financial terms, are Mexico and India. I’m not talking about China at this point, because we’re not strong enough in China. We don’t know the market in China as well. And China is, by itself, a whole story. But India, definitely, and Mexico, we have very strong involved, and those markets show very strong signs of expansion in the next, I would say, thrre to four years.

Kenneth Liddey:	With regards to the accounting changes that you made on the first three quarters, that business, is that now included in your backlog, or is it, how are you recognizing that?

Yoav Stern:	Okay. Zev, do you want to answer that, or do want?

Zev Morgenstern:	Well, it is in the, I may say, it is in the backlog. What we did is actually deferred the recognition to a later time. We had decided that only projects that have been completed will be recognized this year in 2009. All the rest have been deferred to the balance sheet, and definitely is part of the backlog.

Yoav Stern:	Let me put it to you this way, Ken. The numbers I referred to before in the backlog, which are the numbers I’m managing the company by, does not include the deferment of revenue as the result of the change of the accounting policy. That’s on top of what I told you before.

Kenneth Liddey:	So that could give you a giant boost to the numbers sometime in the next 12 months?

Yoav Stern:	Yes. If the deferment of revenue that we took upon ourselves because of changing the recognition method will occur during the next six months, that’s an additional revenue that I didn’t take into consideration as backlog in the operating backlog that I discussed with you. And if they’ll happen after the six months, it will still be recognized, but it will be recognized when we’ll actually either complete the project or be paid in cash as an interim payment.

Kenneth Liddey:	Understood. That's all my questions for right now.

Yoav Stern:	Thanks, Ken.

Kenneth Liddey:	Thanks.

Yoav Stern:	Next question, please.

Operator:	If there are any additional questions, please press star 1. If you wish to cancel your request, please press star 2. Please stand by while we poll for more questions.There are no further questions at this time. Before I ask Mr. Stern to go ahead with his closing statement, I would like to remind participants that a replay of this call will be available in three hours on Veidan’s website, www.veidan.co.il. Before we go to the closing statement, we have a follow-up question from Kenneth Liddey of Wells Fargo. Please ask your question.

Kenneth Liddey:	Yes. Could you talk about some of the M&A activity that you referred to?

Yoav Stern:	What we see in M&A is we see two types of M&A. We see companies that are similar to us, however smaller, but mostly either one-product or two-product companies that are encountering issues similar to what we are encountering, but they are less well financed and therefore are looking for a home, if you want to call it. And we are talking to these companies, and obviously there the issue of M&A is very much a price issue, because we are very familiar with the business. We’re usually very familiar with the product, because they are competitors of us, so we know them. And the issue is how much do we want to pay for market share? The other type of M&As that we are looking, and I’ve already worked on over the last three months, are more strategic M&As, where the companies are in adjacent markets to us with adjacent products that complement our products and replace products that we sometimes get from third parties, and instead of that, we considering acquisition or merger with a company that’s in technologies that we need, plus we’re usually interested in this case that this company will have distribution channels that are complementary to our distributions also. Because if you remember, we have two really straightforward distribution channels. One is our projects which goes to the end user, and one our products, which is going usually to system integrators and some distributors. And if we’re acquiring a company with new technology, we want to see that some distribution channels are coming with it also, and then we can cross reference the distribution channels between the companies and cross reference the products. And so that’s the second kind of acquisitions we’re looking at. And there’s about one or two of each.

Kenneth Liddey:	And what region of the world? Are you looking in North America? Are you looking in Latin America?

Yoav Stern:	At this stage, North America.

Kenneth Liddey:	North America?

Yoav Stern:	Yeah.

Kenneth Liddey:	Could you talk a little bit about the opportunities you see for North America?

Yoav Stern:	About, sorry, say it again?

Kenneth Liddey:	The opportunities for why you would pick North America? Is there particular business opportunities?

Yoav Stern:	Yeah. Frankly, I believe we’re pretty strong in Canada, but I believe that our USA operation is very weak, as much as operation. I’m seeing it even by looking at our, the M&A opportunities, and understanding who ate Magal’s segment of lunch over the last three years. So the market is much larger. The potential is much larger. And we’re just not good enough. So it’s one of the largest markets in the world and I don’t want to start to break it down to vertical markets as much as, in airports, in industrial facilities, etcetera, etcetera. The only market in the States that we are strong at is prisons, and there’s many more beyond that. So I feel not that opportunity is there because the market is growing, but the opportunity is there because we are much too small a player compared to the size of the market.

Kenneth Liddey:	Do you personally expect to have a role in helping Magal secure some of these opportunities as far as M&A activity?

Yoav Stern:	I’ve been discussing it, and I was asked to consider it with the board. And if the board will be interested, I will definitely consider it, especially to help them with the information and the knowledge I have now, I’ll be happy to help them.

Kenneth Liddey:	Understood. Okay. Appreciate you taking the questions.

Yoav Stern:	Thank you. Next question, please?

Operator:	Mr. Stern, would you like to make your concluding statement?

Yoav Stern:	Sure we'll just wait thirty more seconds and then we'll do it.

Operator:	If there are any additional questions, please press star 1. If you wish to cancel your request, please press star 2. Please stand by while we poll for more questions. There are no further questions at this time.

Yoav Stern:	Okay. So I’ll move to the concluding statements. I would like to thank everyone for participating here today with us. Of course, you’ll be able to listen to this call on our website starting about 24 hours from now. And other than that, Zev, our CFO, and myself, you have both our e-mails, and you have our phone numbers, cell numbers. Please feel free to call if you get to a new insight, a new question. We’d be happy to answer. Thank you very much, again, and we’ll speak with you at the next opportunity.

Operator:	Thank you. This concludes the Magal Security Systems fourth quarter 2008 conference call. Thank you for your participation. You may go ahead and disconnect.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGAL SECURITY SYSTEMS LTD. (Registrant) By: /s/ Zeev Morgensten —————————————— Zeev Morgensten Vice President - Finance, Chief Financial Officer and Secretary

Date: July 23, 2009